UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42308

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

PTL Limited furnishes under the cover of Form 6-K the following in connection with the general meeting of its shareholders.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 General Meeting of the Shareholders of PTL Limited, to be held on June 16, 2025.
99.2	Form of Proxy Card
99.3	Form of Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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